Exhibit 1.01

Conflict Minerals Report of PDF Solutions, Inc.

in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report of PDF Solutions, Inc. (“PDF Solutions” or the “Company”) for calendar year 2020 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

PDF Solutions provides comprehensive data solutions designed to empower organizations across the semiconductor ecosystem to improve the yield and quality of their products and operational efficiency for increased profitability. Our products and services include proprietary software, physical intellectual property for integrated circuit designs, electrical measurement equipment, proven methodologies, and professional services. The key benefits of our offerings are greatly improved data connectivity, collection and management, equipment control, and analytics. The company’s products and services are used by Fortune 500 companies across the semiconductor ecosystem to achieve smart manufacturing goals by connecting and controlling equipment, collecting data generated during manufacturing and test operations, and performing advanced analytics and machine learning to enable profitable, high-volume manufacturing. As part of its solutions, the Company develops on-chip instruments that are inserted into test and product wafers and measured on one of two proprietary hardware tools: the pdFasTest® parallel, electrical tester or the eProbe® non-contact, e-beam tool. These tools are installed and used in manufacturing facilities in the United States, Europe, and Asia.

Due Diligence (Instructions 1.01(c)(1))

Overview: In accordance with the Rule 13p-1, PDF Solutions first undertook due diligence to determine whether Conflict Minerals were part of, or used in the manufacture of, any of its products. It was determined that tantalum, gold and tin are necessary to the functionality and production of the Company’s pdFasTest® testers and eProbe® tools (“In-Scope Products”). Accordingly, the Company similarly to the prior year, proceeded with a due diligence process based on the internationally recognized due diligence framework that was developed by the Organization for Economic Cooperation and Development as part of its “Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas” (“OECD Guidance”) and the Company’s Conflict Minerals Policy adopted in 2014, which included:

●	Reviewing and assessing risk in the supply chain; and
●

Adopting a strategy to continue responding to risks in the supply chain, including implementation of internal measures to strengthen Company engagement with suppliers, reporting risk management findings and implementing the risk management plan measures to exercise due diligence on the source and chain of custody of those conflict minerals.

Work with Suppliers: In reviewing and assessing risk in the supply chain and implementing measures to strengthen engagement with suppliers and exercising due diligence on the source and chain of custody of the Conflict Minerals, PDF Solutions conducted a reasonable country of origin inquiry to determine whether the Conflict Minerals included in or used in the manufacture of the In-Scope Products in 2020 originated in the Democratic Republic of Congo or an adjoining country (“Covered Country”). This inquiry included contacting suppliers of the parts that may contain Conflict Minerals, except for a few large suppliers (U.S. public companies whose statements containing relevant information are available on their websites), and asking them to provide information on the Conflict Minerals contained in each of the parts supplied by that supplier, in particular, the source of the Conflict Minerals, including smelter/refinery information and location of source mines. Each supplier was asked to complete the Responsible Business Alliance Responsible Minerals Initiative Conflict Minerals Reporting Template.

Paragraph 1.01(d)(3) of the Rule 13p-1 instructions for Form SD characterizes Conflict Minerals as: (i) columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten, unless the Secretary of State determines that additional derivatives are financing conflict in the Democratic Republic of the Congo or an adjoining country; or (ii) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country.

PDF Solutions followed up with the unresponsive suppliers. Some of the suppliers provided their Conflict Mineral Policy to the Company and/or reported that Conflict Minerals were not used by such suppliers. To the extent certain suppliers did not respond to the survey or did not have a policy available to the public, PDF Solutions continues to follow-up with them.

Conclusion: Following a reasonable country of origin inquiry and subsequent due diligence, the Company cannot determine whether or not the In-Scope Products qualifies as DRC conflict free.

Product Description and Related Matters (Instructions 1.01(c)(2))

Description of In-Scope Products: The In-Scope Products are PDF Solutions’ pdFasTest® testers and related systems and eProbe® e-beam tools.

Information About Country of Origin of Necessary Conflict Minerals Used in the In-Scope Products: While PDF Solutions has conducted a thorough due diligence process and endeavored to work closely with its suppliers to survey the supply chain (as described above), we were not able to determine with reasonable certainty the country of origin of the Conflict Minerals used in In-Scope Products.

Information About Efforts to Determine Mine or Location of Origin: The description of PDF Solutions’ due diligence exercise set forth above under the heading “Due Diligence” covers the Company’s efforts to determine the mine or location of origin with the greatest possible specificity.